SEKISUI HOUSE

SEKISUI HOUSE, LTD
Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

Exemption No. 82-5129

SUPPL

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 12g3-2(b)
the Securities Exchange Act of 1934

Report on Disclosure of Information of SEKISUI HOUSE, LTD.

SEKISUI HOUSE, LTD.
(Translation of registrant's name into English)

Tower East Umeda Sky Building
1-88 Oyodonaka 1-chome, Kita-ku, Osaka 531-0076, Japan
(Address of principal executive offices)

URL:http://www.sekisuihouse.co.jp/ Telephone:81-6-6440-3111 Fax:81-6-6440-3331

[Translation]

THE 56TH FISCAL PERIOD

SUMMARY OF INTERIM REPORT

(FEBRUARY 1, 2006 THROUGH JULY 31, 2006)

1-88, Oyodonaka 1-chome, Kita-ku, Osaka

Sekisui House, Ltd.

To Our Shareholders (Business Results)

Please refer to SUMMARY OF FINANCIAL STATEMENTS the First Half of FY 2006.

Change in Achievements

Please refer to SUMMARY OF FINANCIAL STATEMENTS the First Half of FY 2006.

Financial Statements (Consolidated)

Please refer to SUMMARY OF FINANCIAL STATEMENTS the First Half of FY 2006.

Financial Statements (Non-consolidated)

Please refer to SUMMARY OF FINANCIAL STATEMENTS the First Half of FY 2006.

Matters Related to Shares (as of July 31, 2006)

Total number of shares

Total number of shares that the company is authorized to issue	1,978,281,000
Total number of shares issued	709,385,078
Number of shareholders at end of period	35,255
Number of shares held per person	20,122

Principal shareholders (top ten shareholders)

Shareholders	Number of shares held	Share holding ratio (%)
Sekisui Chemical Co., Ltd.	102,168,727 shares	14.40
The Master Trust Bank of Japan,Ltd.(Trust account)	47,323,000	6.67
Japan Trustee Services Bank, Ltd. (Trust account)	43,430,000	6.12
Hero & Co.	36,970,900	5.21
Nomura Securities Co., Ltd.	27,574,323	3.89
The Dai-ichi Mutual Life Insurance Company	16,158,730	2.28
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	13,624,515	1.92
Mellon Bank N.A. as Agent for its Client Mellon Omnibus US Pension	12,991,291	1.83
Employees' Stockholding	10,755,101	1.52
State Street Bank and Trust Company	9,863,652	1.39

Distribution of shares by possession number

Not less than	1,000,000 shares	85 holders	549,459,187 shares	77.45%
Not less than	100,000 shares	272	89,447,531	12.61
Not less than	10,000 shares	1,146	28,594,124	4.03
Not less than	5,000 shares	1,453	9,005,837	1.27
Not less than	1,000 shares	18,653	29,852,498	4.21
Less than	1,000 shares	13,646	3,025,901	0.43
Total		35,255	709,385,078	100.00

By-holder distribution of shares

Financial institutions	224 holders	241,757,924 shares	34.08 %
Securities agencies	57	33,400,526	4.71
Other corporations	1,062	130,753,029	18.43
Foreigners	448	232,261,268	32.74
Individuals and others	33,464	71,212,331	10.04
Total	35,255	709,385,078	100.00

Principal Business Locations

Head Office	Umeda Sky Building Tower East 1-1-88, Oyodonaka, Kita-ku, Osaka, Osaka
Tokyo Administration Office	Akasaka Garden City 4-15-1, Akasaka, Minato-ku, Tokyo
Metropolitan Area Administration Headquarters	Shinjuku Maynds Tower 2-1-1, Yoyogi, Shibuya-ku, Tokyo
West Japan Administration Headquarters	Umeda Sky Building Garden Six 1-1-93, Oyodonaka, Kita-ku, Osaka
Tohoku Sales Administration Headquarters	Lunar Sendai 2-15-1, Hon-cho, Aoba-ku, Sendai, Miyagi
Tokyo Sales Administration Headquarters	Shinjuku Maynds Tower 2-1-1, Yoyogi, Shibuya-ku, Tokyo
Kanagawa Sales Administration Headquarters	SS Building 85-3, Kawakami-cho, Totsuka-ku, Yokohama, Kanagawa
Saitama Sales Administration Headquarters	Sonic City Building 1-7-5, Sakuragi-cho, Omiya-ku, Saitama, Saitama
Higashi Kanto Sales Administration Headquarters	WBG Marive East 2-6, Nakase, Mihama-ku, Chiba
Kita Kanto Sales Administration Headquarters	MEIJIYASUDASEIMEI Building 2-1-5, Odori, Utsunomiya, Tochigi
Chubu Daiichi Sales Administration Headquarters	Nadya Park Business Center Building 3-18-1, Sakae, Naka-ku, Nagoya, Aichi
Chubu Daini Sales Administration Headquarters	Southpot Shizuoka 18-1, Minami-cho, Suruga-ku, Shizuoka, Shizuoka
Hokuriku Sales Administration Headquarters	Porte Kanazawa 2-15-1, Honmachi, Kanazawa, Ishikawa
Kansai Daiichi Sales Administration Headquarters	Umeda Sky Building Garden Six 1-1-93, Oyodonaka, Kita-ku, Osaka
Kansai Daini Sales Administration Headquarters	Urbanex Oike Building West 358, Umeya-cho, Karasuma-Oike, Nakagyo-ku, Kyoto, Kyoto
Hyogo Sales Administration Headquarters	Sannomiya Building South 7-1-15, Miyukidori, Chuo-ku, Kobe, Hyogo
Chugoku Sales Administration Headquarters	TAKEDA YAKUHIN Hiroshima Building, 1-25, Komachi, Naka-ku, Hiroshima, Hiroshima
Shikoku Sales Administration Headquarters	1019-1, Muroshinmachi, Takamatsu, Kagawa
Kyushu Sales Administration Headquarters	Hakata Ekimae Business Center 3-25-21, Hakata Ekimae, Hakata-ku, Fukuoka, Fukuoka
Tokken Building Projects Headquarters	Umeda Sky Building Tower East 1-1-88, Oyodonaka, Kita-ku, Osaka, Osaka
Condominium Headquarters	Umeda Sky Building Tower East 1-1-88, Oyodonaka, Kita-ku, Osaka, Osaka
Development Headquarters	Umeda Sky Building Tower East 1-1-88, Oyodonaka, Kita-ku, Osaka, Osaka

For the Shareholders' Reference

Fiscal Year	From February 1 to next year January 31
Month when Ordinary General Meeting of Shareholders is held	April
Record date	Dividend January 31 Interim Dividend July 31
Administrative Transfer Agent	Osaka Corporate Agency Division, Mitsubishi UFJ Trust and Banking Corporation 6-3, Fushimimachi 3-chome, Chuo-ku, Osaka 541-8502, Japan
Method of Public Notice	Electronically. Provided, however, that if public notice is prevented from being made electronically for any unavoidable event including accidents, public notices shall be given in the *Nihon Keizai Shimbun.*
Stock Exchange Listing	1st section of Tokyo, Osaka and Nagoya Stock Exchange Markets

Request for Buyback Purchase of Shares constituting Less than One Trading Unit

The Company is receiving request from the shareholders who owns shares constituting less than one trading unit (less than 1,000 shares) to sell to the shareholders such number of shares as constitute one unit together with shares less than one trading unit held, in addition to buyback shares constituting less than one trading unit held.

Please make inquiries about the procedures details to Mitsubishi UFJ Trust and Banking Corporation, the transfer agent of the Company.

In case you deposit shares with Japan Securities Depository Center, Inc., please make inquiries to the securities company which you trade with.

SEKISUI HOUSE

SEKISUI HOUSE, LTD
Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Sekisui House Ltd.
(Registrant)

September 28, 2006

By: Kenji Imamura
Kenji Imamura
Executive Officer & Chief Manager of
General & Legal Affairs Department

URL:http://www.sekisuihouse.co.jp/ Telephone:81-6-6440-3111 Fax:81-6-6440-3331